U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                                 Amendment No. 2

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                           NewCom International Inc.,
                   (formerly Phileo Management Company, Inc.)
------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           Nevada                                       88-0320439
---------------------------------          -----------------------------------
(State or Other Jurisdictions of                     (I.R.S. Employer
Incorporation or Organization)                      Identification No.)

515 West Pender Street, Vancouver, British Columbia                 V6B 6H5
----------------------------------------------------            --------------
     (Address of Principal Executive Offices)                     (Zip Code)

                                 (604) 681-5678
------------------------------------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:        None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock , par value $.001
                             ----------------------
                                (Title of Class)





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                              INFORMATION STATEMENT

                            NEWCOM INTERNATIONAL INC.
                          COMMON STOCK, PAR VALUE $.001


NewCom is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the Securities and Exchange Commission ("SEC") certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.




             The date of this Information Statement is July 25, 2001

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development

NewCom International Inc. ("NewCom") was incorporated in Nevada on September 12, 1996 under the name AgriNet, Incorporated. On October 24, 1996, AgriNet, Incorporated amended its Articles of Incorporation to change its name to Phileo Management Company, Inc. On April 19, 2000 the Articles of Incorporation were amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

Business of Issuer

NewCom's activities to date have focused on incorporation and the identification of potential operating opportunities or acquisition targets. NewCom has not yet commenced principal operations or earned revenues. Because NewCom is a blank-check company with virtually no assets or revenues, it is the view of the office of Small Business of the Securities and Exchange Commission that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of NewCom, as well as their transferees, are "underwriters" of the securities issued. Accordingly, we are also of the view that the securities involved, can only be resold through registration under the Securities Act unless there is an applicable exemption. Rule 144 would not be available for resale transactions in this situation.

On January 30, 1999, NewCom entered into an agreement to acquire certain assets, consisting of 66% interest of a joint venture in a fibre-optic cable network in China, for $60 million from the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. ("SCFC"). The consideration consisted of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock. In the third quarter of 2000, after encountering difficulties in the due diligence process, NewCom ceased its negotiations with SCFC.

Management of NewCom will attempt to become active and seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. NewCom is considered a blank-check company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that NewCom will be able to carry out its activities profitably.

NewCom is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934 could provide a prospective merger or acquisition candidate with additional information concerning NewCom. In addition, management believes that this may make NewCom more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NewCom is obligated to file with the SEC certain interim and periodic reports including an annual report containing audited financial statements. NewCom intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.



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



In the event NewCom completes the acquisition of any target acquisition or merger candidate, the candidate may become subject to the same reporting requirements as NewCom upon consummation of the business combination. The resulting combined business must provide audited financial statements for at least the two most recent fiscal years, and in the event that the target acquisition or merger candidate has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate. Since many private companies do not have audited financial statements, obtaining them could be expensive and time consuming and thus, delay or terminate the merger or acquisition process.

Source of Business Opportunities

NewCom intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. NewCom may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which NewCom may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares.

On October 6, 1999, NewCom entered into a note payable with David Lo, President of NewCom, in exchange for advances made to NewCom. The note, for the sum of $62,449, accrues interest at the rate of 9.0% per annum, expires August 13, 2001 and is due on demand. As of December 31, 1999, this note had accrued interest in the amount of $2,156. There are no other oral or written agreements or understandings in regards to loans by or for NewCom with its officers, directors, affiliates or lending institutions. Currently, NewCom is not financially able to make loans, but in the future, will determine whether to lend funds based on, but not limited to, financial status, ability to repay, and the effect on the business and operations of the company.

Evaluation Criteria

Once NewCom has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of NewCom's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that NewCom may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

In evaluating such potential business opportunities, NewCom will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to NewCom and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because NewCom has not located or identified any


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specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to NewCom may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

Presently, there are no merger candidates. There is always the potential for a promoter, management, or affiliate to present a merger candidate to NewCom. Corporate policy does not preclude related party transactions. However, if a promoter, management or an affiliate of NewCom directly or indirectly held an ownership interest in a merger candidate, the merger decision would exclude those with ownership interests due to the inherent conflicts of interest. Further, any remuneration due to promoters, management or affiliates as a result of a merger or acquisition transaction would undergo review by disinterested management for its fairness in light of all the circumstances surrounding the transaction.

Finder's fees or other acquisition related compensation may be paid to officers, directors, promoters or their affiliates in connection with their identification of a suitable merger candidate. However, presently, there are no agreements with officers, directors, promoters or their affiliates that include finder's fees or other acquisition related compensation. A finder's fee to be paid to these parties would be addressed at the time negotiations begin with the merger candidate. The finder's fee could be a factor in negotiations and whether a merger takes place. Management has not set any limits on finder's fees other than what is considered normal and reasonable under the circumstances. The finder's fee could be paid in cash, securities or a combination thereof.

In the event that a merger is consummated, it is likely that there will be a change in control, both as to ownership and management. Management reserves the right to negotiate the change of control issue; however, under Nevada law, management must seek shareholder approval if change of control is a condition to the transaction.

Presently, NewCom cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which NewCom participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of NewCom and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. NewCom may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, NewCom does not intend to participate in opportunities through the purchase of minority stock positions. In any acquisition where NewCom uses its stock to pay for the acquisition, current shareholders' interests would be diluted.



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Further, stockholders of NewCom may not have the opportunity to approve or consent to any particular merger or stock buy-out transaction. NewCom's business plan entails seeking potential operating businesses and opportunities with the intent to acquire or merge with such businesses or opportunities. Under Nevada Revised Statutes and NewCom's Articles of Incorporation and By-Laws, to effect these acquisitions, the Board of Directors has the ability to issue authorized, unissued shares of common stock in excess of par value without the consent of the shareholders. However, in the event that NewCom becomes listed on a national stock exchange such as the American Stock Exchange, the Nasdaq Small Cap Market or the OTC Bulletin Board, NewCom may be required to obtain shareholder consent to effect these transactions. There are no arrangements, agreements or understandings between non- management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of NewCom's affairs.

Competition

Because it has yet to commence operations, NewCom is currently unable to evaluate the type and extent of its likely competition. NewCom is aware that there are numerous other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. NewCom will be in direct competition with these other public companies in its search for business opportunities and, due to NewCom's lack of funds, it may be difficult to successfully compete with these other companies. Also, there is no way for NewCom to distinguish itself from other companies in a similar position.

Financing

Currently, NewCom is not able to obtain a loan by traditional methods because of its financial status and lack of operations. There are no payments due or owed to promoters, management or their affiliates and associates. In the event that NewCom obtains a loan from promoters, management, or affiliates, the terms and the conditions of these loans must provide for repayment only after NewCom satisfies all other financial obligations and the financial health of NewCom would not be affected. NewCom has no plans to enter into loan agreements with promoters, management or their affiliates and associates or to make any other payments to promoters, management or their affiliates and associates.

Other Information

As of this date, NewCom has one employee and until such time as NewCom's business warrants the expense, or until NewCom successfully acquires the joint venture interest or merges with an operating business, there is no need for additional employees. No remuneration has been paid to date.

NewCom's office is located at 515 West Pender Street, Vancouver, British Columbia V6B 6H5. NewCom leases space from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.

NewCom will voluntarily send an annual report, including audited financial statements, to its security holders.

NewCom will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). The public may read and copy the materials NewCom files with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.




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



ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

NewCom was formed on September 12, 1996 under the name AgriNet, Incorporated on October 26, 1996, AgriNet amended the Articles of Incorporation to change the name to Phileo Management Company, Inc. On April 19, 2000, the Articles of Incorporation were once again amended to change the name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned revenues, NewCom is considered to be a blank-check company. The plan of operation over the next twelve (12) months is to identify and successfully enter into suitable joint venture agreements or other business combinations.

During 1999, NewCom had entered into an agreement to acquire certain assets of a Joint Venture in a fibre-optic cable network in China. In connection with the acquisition, NewCom paid a $461,000 finders fee to an unrelated third party, Dragon King Investment Services Ltd. ("Dragon King"). As the acquisition encountered difficulties in the due diligence process it was subsequently abandoned by NewCom. The fee paid was charged to operations in the third quarter of 2000. See fee agreement previously filed as Exhibit 10.3 to the Form 10SB. Dragon King is primarily an investment company with its assets principally being real estate holdings in the Peoples Republic of China and Hong Kong and is not a broker dealer.

Results of Operations

To date, NewCom has had no revenues. NewCom has incurred expenses consisting primarily of consulting services totaling $243,500 in 1999. A portion of the consulting services expense in 1999 consisted of $233,000 relating to the fair value of stock options granted to NuVen Advisors Limited Partnership ("NuVen" or the "Advisor"). The consulting fees were incurred to NuVen for management, financial advisory, and strategic planning services. General and administrative expenses consist of rent, travel, and professional services. In 1998, management and consulting expenses amounting to $50,000 consisted of fees paid to a promoter.

Liquidity and Capital Resources, Going Concern

NewCom has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. NewCom expects to be able to meet all of its cash requirements through December 31, 2001 by limiting its expenses, from existing cash and from payments it is receiving on its receivables, and the accrual of expenses. Further, NewCom does not expect it will be necessary to borrow funds or to raise funds through a equity or debt offering to conduct its current operations for at least the next twelve (12) months.

Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. NewCom had entered into an acquisition agreement to acquire a fibre-optics cable network, which encountered difficulties in the due diligence process and was ultimately abandoned. In the interim, NewCom will continue operating with minimal overhead, and key administrative and management functions which will be provided by consultants. Accordingly, the financial statements have been presented under the assumption NewCom will continue as a going concern. No adjustments have been made to the financial statements as a result of this uncertainty.


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ITEM 3. DESCRIPTION OF PROPERTY.

Although NewCom does not own or control any material property, NewCom will maintain its business address at 515 West Pender Street; Vancouver, British Columbia V6B 6H5. NewCom currently subleases these offices from an unaffiliated company, Westec Venture Group, Inc. NewCom pays a monthly rental fee of $1,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Currently, no Directors or Officers own any stock in NewCom an there are no shareholders who own directly or indirectly five percent (5%) or more of the outstanding common stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers

NewCom, pursuant to its Bylaws, is authorized to maintain a three to five (3-5) member Board of Directors and executive officers as needed. The directors and officers for fiscal 1999 are as follows:


                       Position
     Name            Held with NewCom      Age      Dates of Service
---------------    --------------------    ---  -------------------------------


David Lo           President, Director      54  September 21, 1999 to Present

Mohan Datwani      Secretary, Director      33  March 15, 2000 to Present

Xu Han             Director                 37  March 15, 2000 to Present

All directors of NewCom hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of NewCom are elected by the Board of Directors at its first meeting after each annual meeting of NewCom's shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of NewCom, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

David Lo.

Mr. David Lo has served as Director and President of NewCom since September 21, 1999. David Lo has twelve (12) years of experience as an accountant. Mr. Lo has been a Director of Empire Supermarket Ltd. in Richmond, British Columbia since mid 1999 and has been the owner of David Lo Accounting & Management, Inc. since 1986. Previous work experience includes Manager of Oceanic Sportswear, Ltd.from 1977 to 1986 and Assistant Manager of Les Deax Fabricants Ltd. from 1972 to 1977.


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Mohan Datwani

Mr. Mohan Datwani, age 33, recently was appointed Director of NewCom on March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Datwani, an attorney, resides in Hong Kong and is a British citizen. Mr. Datwani received his Bachelor of Laws (LL.B.) from the University of Hong Kong in 1988 and his Masters of Laws from the University of Hong Kong in 1993. Mr. Datwani is licensed to practice as a Solicitor of Hong Kong SAR since 1991 and admitted as a Solicitor of England and Wales in 1994. Mr. Datwani has extensive experience as a banking finance lawyer and has worked on many banking and commercial transactions involving the People's Republic of China, including infrastructure financing.

Mr. Datwani is a founding partner of a large Hong Kong law firm, Koo and Partners and has been with the firm since 1996. Currently, there are 200 employees and numerous clients, which include various banks and financial institutions in Hong Kong and the People's Republic of China.

Xu Han

Mr. Xu Han, age 37, was appointed Director of NewCom in March 15, 2000 and was elected as Director by a majority vote of the shareholders of the outstanding stock on March 31, 2000. Mr. Han is in business and resides in the People's Republic of China, but travels extensively. Mr. Han graduated from the University of Beijing with a major in Science in 1986; he has furthered his study in the US and was formerly a senior officer in the China National Science Committee from 1991 to 1996. Mr. Han has been Executive Director and Vice President of the China Success Group Corporation, a China-owned enterprise, since 1996. The China Success Group Corporation has diverse investments in insurance, transport network, information infrastructure, industrial and trading, property development, tourism and leisure, and education.

Current directors and executive officers of NewCom have no present or future plans to serve in a similar capacity with an organization similar to NewCom. Each director and executive officer currently spends approximately 5 to 10 hours per month on NewCom business.

Management, promoters, and affiliates may receive securities for services rendered to NewCom, generally without shareholder approval or notice. Presently, there are no plans to issue any authorized, but unissued stock to these individuals or entities.

Involvement in Certain Legal Proceedings.

During the past five years, no director or officer of NewCom has:

     (1) Filed or has filed against him a petition under the fede al bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings.

     (2) Been convicted in a criminal proceeding;

     (3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such


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         person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

     (4) Been found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires NewCom's directors and officers and persons who own more than 10 percent of NewCom's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish NewCom with copies of all
Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, NewCom believes that during fiscal 2000, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.


ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth all compensation awarded to, earned by or paid by NewCom to the named directors and executive officers of NewCom for their services.

Summary Compensation Table
--------------------------
         Name                   Salary   Bonus   Long-Term Compensation
-----------------------------   ------   -----   ----------------------
David Lo, President, Director
1999                              $0     None           None
2000                              $0     None           None

Mohan Datwani,
Secretary, Director
2000                              $0     None           None

Xu Han, Director
2000                              $0     None           None

Since NewCom's inception the directors and executive officers have served without compensation and are expected to serve without compensation for the next 12 months. As such, there is no standard arrangement for the compensation of directors, including any additional amounts for committee participation or special assignments.

There have been no shares of common stock issued or stock options or warrants granted to any directors or executive officers since NewCom's inception.



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ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Agreement") with NuVen. NuVen is primarily an advisory company with interests in companies under management and is not a broker dealer. Such Agreement was assigned to NewBridge Capital, Inc.. Other than acting as an advisor, there is no relationship between the Company and either NuVen or NewBridge. Pursuant to the terms of the NuVen Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for NuVen's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from NuVen's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. The agreement does not provide for any additional fees to be paid to NuVen should NuVen also act as a finder. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Sholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party. NewCom had $10,500 due to NuVen as of December 31, 1999. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms.

Effective October 6, 1999, NewCom entered into a note payable with David Lo, an officer and director of NewCom, in exchange for advances made to NewCom. The note, in the amount of $62,449, bears interest at 9.0% per annum, expires August 13, 2001and is due on demand. In connection with this note, accrued interest of $2,156 has been recorded in the accompanying balance sheet as of December 31, 1999.

ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

Pursuant to NewCom's Articles of Incorporation, the Board of Directors has authority to issue up to 100,000,000 shares of common stock, par value $0.001 per share. As of February 28, 2001, there were 15,500,000 shares issued and outstanding, one vote for each share held on all matters. Cumulative voting in elections of directors and all other matters brought before stockholders meetings, whether they are annual or special, is not provided for under NewCom's Articles of Incorporation or Bylaws. NewCom has not paid cash dividends on its common stock and does not intend to do so in the foreseeable future. NewCom intends to retain earnings, if any, to provide funds for its operations. Future dividend policy will be determined by the board of directors based upon conditions then existing including NewCom's earnings and financial condition, capital requirements and other relevant factors.

Preferred Stock

Pursuant to the NewCom's' Articles of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 25,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or specials rights and the qualifications, limitations of restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. There are no shares of preferred stock currently issued and outstanding. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of NewCom or


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make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock.

Issuance of Authorized, Unissued Stock

The Board of Directors has the authority to enter into transactions whereby large portions of the authorized, but unissued shares of either common or preferred stock will be issued. The amount of authorized common stock was created by management to secure the Joint Venture interests. Since the Joint Venture is no longer a merger candidate, the authorized, but unissued stock may be used to secure another merger candidate. However, the Board must seek shareholder approval in the event a change in control of NewCom would occur by the issuance of the shares. Also, in the event that NewCom becomes listed on a national stock exchange such as the American Stock Exchange, the Nasdaq Small Cap Market or the OTC Bulletin Board, NewCom may be required to obtain shareholder consent to effect these transactions. A large issuance of additional shares of the registrant would dilute the ownership interests of existing shareholders. Further, in the event that trading market develops for NewCom's shares, a large issuance of shares may cause NewCom's net income per share to materially decrease, which may decrease the market price of NewCom's common stock and decrease shareholder's abilities to sell their stock for a premium, if at all.

Penny Stock Regulations

The SEC has adopted special regulations referred to as the Penny Stock Reform Act which define securities that have a market price of less than $5 per share and that are not listed on a national exchange as "penny stock." These regulations subject all broker-dealer transactions involving such securities to the special penny stock rules set forth in Rule 15g-9 of the Securities Exchange Act of 1934. NewCom common stock will come within the definition of a penny stock. As a result, NewCom common stock will become subject to the penny stock rules and regulations.

These rules affect the ability of broker-dealers to sell our securities and may also affect the ability of purchasers to resell their shares. The penny stock rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or accredited investors. These regulations require that, prior to a transaction in penny stock, broker-dealers must:

       - make a written determination that the penny stock is a suitable investment for the purchaser;
       -  receive the purchaser's written consent to the transaction;
       - deliver standardized risk disclosure documents that provide information about penny stock and the risks in the penny stock market;
       - and provide information like current bid/offer quotations for the penny stock, compensation to be provided to the broker-dealer and salesperson, and subsequent to the transaction, provide monthly accounting for penny stocks held in the customer's account and information on the limited market of penny stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

NewCom's Common Stock began trading on the Bulletin Board Over-the-Counter Market on October 15, 1998. On March 9, 2000, NewCom's common stock was delisted from the Bulletin Board and began trading on the NASDAQ "Pink Sheets." Under current rules and regulations as promulgated by the SEC and NASD, quotations on the OTC Bulletin Board are limited to the securities of issuers that make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934. NewCom was a non-reporting company and as such, under these rules, was delisted from the Bulletin Board. NewCom is now filing its Form 10-SB to be in compliance with these rules and once such filing has been accepted, then NewCom will seek, through the NASD, to be listed on the Bulletin Board. The "Pink Sheets"trading market is limited and sporadic and should not be deemed to constitute an "established trading market."

Currently, Equitrade is a market maker for NewCom common stock; however, there have been no discussions with Equitrade or any other market makers regarding participation in a future trading market for NewCom's securities.

The following table sets forth the range of the bid and asked prices for the common stock during the periods indicated, and represents inter-dealer prices, which do not include retail mark-ups and mark-downs, or any commission to the broker-dealer, and may not necessarily represent actual transactions.


            Date                          Bid         Asked
---------------------------------       --------     --------
Quarter ending December 31, 2000        $    .10     $   1.00
Quarter ending September 30, 2000       $    .15     $   1.00
Quarter ending June 30, 2000            $    .13     $   1.25
Quarter ending March 31, 2000           $    .25     $   1.25
Quarter ending December 31, 1999        $   3.60     $   8.80
Quarter ending September 30, 1999       $   3.60     $   7.20
Quarter ending June 30, 1999            $   3.20     $  11.20
Quarter ending March 30, 1999           $   1.20     $  11.20

1.   Holders:

     The approximate number of holders of record of the common shares, as of February 28, 2001, was 26. None of the shareholders owns directly or indirectly five (5) percent or more of the outstanding stock.

2.   Dividends:

     NewCom has not paid cash dividends on its common stock since its inception. At the present time, NewCom is a blank check company with no operations, and therefore, has no ability to pay dividends.

3.   Shareholder Meetings:

     NewCom's shareholders held a meeting on March 31, 2000 and pursuant to that meeting and by majority vote of the outstanding common stock, agreed to change the name of the company from Phileo Management Company, Inc. to NewCom International Inc., to elect the current Board of Directors, to increased the authorized stock to include Twenty Five Million (25,000,000) shares of preferred stock, and to ratify the now defunct joint venture agreement.

ITEM 2.  LEGAL PROCEEDINGS.

NewCom is not and has not been a party to any legal proceedings, nor is NewCom aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE.

NewCom has had no changes in and/or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On or about April 3, 1999, NewCom issued 9.5 million shares of its common stock for $0.10 per share to twenty unaffiliated individuals in exchange for 10% promissory notes totaling $950,000. On or about September 1, 1999, the notes were acquired by a third party, for $950,000 in cash. The notes acquired are secured by the 9.5 million shares of NewCom's common stock. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of this common stock in reliance upon Regulation D, Rule 504 and Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering.

On October 1, 1999, NewCom entered into an Advisory and Management Agreement with NuVen Advisors Limited Partnership. Pursuant to the terms of the agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for NuVen's assistance in the formulation of possible acquisition strategies and the management of financial and general and administrative matters. Further, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from NuVen's efforts and a transaction fee of 5% of the proceeds received by NewCom in connection with the sale of its assets. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. NuVen was advised that the shares issued to it were "restricted securities" as defined by Rule 144 of the Act and agreed that it would not sell, transfer or otherwise dispose of the shares prior to registration except in compliance with the Act. NuVen represented that by reason of its knowledge and experience in financial and business matters in general, and investments in particular, it was capable of evaluating the merits and risks of the transaction and bearing the economic risks of an investment in the shares and fully understood the speculative nature of such securities and the possibility of loss. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of these shares in reliance upon Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering, and Regulation D.

On October 6, 1999, NewCom entered into a note payable with David Lo, President of NewCom, in exchange for advances made to NewCom. The note, for the sum of $62,449, accrues interest at the rate of 9.0% per annum, expires August 13, 2001 and is due on demand. As of December 31, 2000, this note had accrued interest in the amount of $2,156. Exemption from registration under the Securities Act of 1933 is claimed for the issuance of this note in reliance upon Section 4(2) of the Act, which exempts transactions by an issuer not involving a public offering.

For each transaction listed above, NewCom claims exemption from the registration requirements of Nevada, under Nevada Revised Statute Section 90.530(11), because the facts of each transaction are as follows: the transaction was part of an issue in which (a) there were no more than twenty-five (25) purchasers in Nevada, other than financial or institutional investors or broker-dealers, during any twelve (12) consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than financial or institutional investors or broker-dealers, were purchasing for investment; or
(2) immediately before and immediately after the transaction, NewCom reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, and the transaction was part of an aggregate offering that does not exceed five hundred thousand dollars ($500,000) during any twelve (12) consecutive months. NewCom is not aware of any prohibitions on the initial offer and sale or any subsequent resale of securities of a shell corporation by the state of Nevada.

NewCom is a blank-check company with virtually no assets or revenues. It is the view of the Securities and Exchange Commission that, both before and after a business combination or transaction with an operating entity or other person, the promoters or affiliates of a blank-check company, as well as their transferees, are "underwriters" of the securities issued. Further, it is the view of the SEC that securities issued by a blank check company, such as NewCom, can only be resold through registration under the Securities Act unless there is an applicable exemption. Rule 144 would not be available for resale transactions in this situation.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of
Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

In addition, Section 78.037 of the Nevada Revised Statutes and NewCom's Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of NewCom and its stockholders (through stockholders' derivative suit on behalf of NewCom) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) and (b) of the preceding paragraph.

                                    PART F/S

The following financial statements are attached to this report and filed as a part thereof:

    Independent Auditors' Report.............................................F-2
    Balance Sheets...........................................................F-3
    Statements of Operations and Comprehensive Income (Loss).................F-4
    Statements of Stockholder's Equity.......................................F-5
    Statements of Cash Flows.................................................F-6
    Notes to Financial Statements............................................F-7

                                    PART III

Item 1.   Index to Exhibits

3.1       Articles of Incorporation of AgriNet, Inc.(1)

3.1(a)    Certificate of Amendment of Articles of Incorporation of AgriNet,
          Inc.(1)

3.1(b) Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations of Phileo Management Company, Inc. (1)

3.1(c) Amended and Restated Articles of Incorporation of NewCom International Inc. (1)

3.2       By-laws (1)

4.1       Form of Common Stock Certificate (1)

10.1 Advisory and Management Agreement between NuVen Advisors, LP and Phileo Management Company, Inc. (1)

10.2      Share Exchange Agreement (1)

10.3      Fee Agreement for Introduction Services (1)

10.4      Exchange Agreement (1)

10.5      Note Purchase Agreement (1)

10.6      Promissory Note with David Lo dated October 6, 1999 (2)

10.7 Share Exchange Agreement between Phileo Management Company Inc. and the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. as of January 30, 1999

10.8 Note Purchase Agreement between NuVen Advisors Limited Partnership and Phileo Management Company Inc. dated September 1, 1999.

23.1      Consent of Independent Auditors (2)

27        Financial Data Schedule (1)

99.1      Additional Exhibits Nevada Revised Statutesss.78.7502 (1)

     (1) Previously filed with NewCom's Form 10-SB, filed May 31, 2000, File No. 0-30727.

     (2) Previously filed with NewCom's Form 10-SB/A, filed March 26, 2001, File No. 0-30727.

                                   SIGNATURES



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, NewCom has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   NewCom International Inc.




Date: July 25, 2001                            By: /s/ David Lo
                                                   --------------------
                                                   David Lo, President,
                                                   Director



                                               By: /s/ David Lo
                                                   --------------------
                                                   David Lo
                                                   Principal Accounting Officer,
                                                   Director

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)

                          Index to Financial Statements




Description                                                               Page

Independent Auditors' Report...............................................F-2

Balance Sheets as of March 31, 2000 (unaudited) and December 31, 1999......F-3

Statements of Operations for the Three Months Ended March 31,
  2000 and 1999 (unaudited) and for the Years Ended December 31,
  1999 and 1998, and for the Period from Inception, September 12,
  1996 Through December 31, 1999...........................................F-4

Statements of Stockholders' Equity for the Period from Inception,
  September 12, 1996,  Through December 31, 1997, and for the
  Years Ended December 31, 1998 and 1999 and for the Three Months
  ended March 31, 2000 (unaudited).........................................F-5

Statements of Cash Flows for the Three Months Ended March 31,
  2000 and 1999 (unaudited) and for the  Years Ended December
  31, 1999 and 1998, and for the Period from Inception,
  September 12, 1996 Through December 31, 1999.............................F-6

Notes to Financial Statements..............................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
NewCom International Inc., formerly Phileo Management Company, Inc. (A blank-check company)


We have audited the accompanying balance sheet of NewCom International Inc., a blank-check company (the "Company"), as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1999, and from the period from inception, September 12, 1996 through December 31, 1999. These financial statements are the responsibility of NewCom's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewCom as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, and for the period from inception, September 12, 1996, through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that NewCom will continue as a going concern. As discussed in Note 1 to the financial statements, NewCom has no operations and limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               /s/ McKennon Wilson & Morgan LLP
                                                   McKENNON WILSON & MORGAN LLP





Irvine, California
March 10, 2000

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                                 Balance Sheets




                                                March 31,         December 31,
ASSETS                                            2000               1999
                                               (unaudited)

Current assets:
   Cash                                        $     4,199         $    16,706
   Restricted certificate of deposit               465,000             465,000
   Prepaid expenses                                 27,500              27,500
Total current assets                               496,699             509,206
Notes receivable                                   420,790             424,290
Other receivables                                   47,710              47,710
Acquisition costs                                  461,000             461,000
                                               $ 1,426,199         $ 1,442,206
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses       $   112,834         $   107,265
   Note payable to bank                            465,000             465,000
   Note payable to related party                    65,449              62,449
Total current liabilities                          643,283             634,714
COMMITMENTS AND CONTINGENCIES (NOTE 6)
Stockholders' equity:
 Common stock, $.001 par value;
   100,000,000 shares authorized;
   15,500,000 shares issued and outstanding         15,500              15,500
 Additional paid-in capital                      1,218,500           1,218,500
 Deficit accumulated as a blank-check company     (451,084)           (426,508)

Total stockholders' equity                         782,916             807,492

                                               $ 1,426,199         $ 1,442,206








                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Operations




                                                                  For the Period
                                                                      from
                                                                    Inception,
                                                                   September 12,
                       For the Three Months  For the Years Ended   1996, Through
                            Ended March 31,      December 31,      December 31,
                         2000        1999        1999        1998        1999
                             (Unaudited)

Operating expenses:
 Management and
  consulting fees $     10,500  $        -  $   243,500  $   50,000  $  294,500
 General and
  administrative
  expenses              12,889           -      131,270           -     131,270

   Total operating
    expenses            23,389           -      374,770      50,000     425,770

Operating loss         (23,389)          -     (374,770)    (50,000)   (425,770)

Other expenses (income):
 Interest expense        6,254           -        4,401           -       4,401
 Interest (income)      (5,066)          -       (3,663)          -      (3,663)
   Total other
    expenses (income)    1,187           -          738           -         738

Net loss          $    (24,576) $        -  $  (375,508) $  (50,000) $  426,508)

Basic and diluted
 weighted average
 shares
 outstanding        15,500,000   6,000,000   13,125,000   6,000,000

Basic and
 diluted loss
 per common
 share            $          -  $        -  $     (0.03) $    (0.01)




















                 See accompanying notes to financial statements

                            NEWCOM INTERNATIONAL INC.
                             (A blank-check company)
                       Statements of Stockholders' Equity
  For the Period from Inception, September 12, 1996, Through December 31, 1997,
               For the Years Ended December 31, 1999 and 1998, and
              For the Three Months Ended March 31, 2000 (Unaudited)



                                                            Deficit
                                                          Accumulated
                                               Additional     as a
                              Common Stock      Paid-In   Blank-Check
                            Shares      Amount   Capital    Company    Total
Initial capitalization       6,000,000 $ 6,000 $   45,000 $       -  $   51,000
Net loss from Inception,
 September 12, 1996 through
 December 31, 1997                   -       -          -    (1,000)     (1,000)

Balances, at December 31,
 1997                        6,000,000   6,000     45,000    (1,000)     50,000

Net loss                             -       -          -   (50,000)    (50,000)

Balances, at December 31,
 1998                        6,000,000   6,000     45,000   (51,000)          -

Issuance of common stock for
 cash at $0.10 per share     9,500,000   9,500    940,500         -     950,000

Value of stock options
 granted below FMV                   -       -    233,000         -     233,000

Net loss                             -       -          -  (375,508)   (375,508)

Balances, at
 December 31, 1999          15,500,000  15,500  1,218,500  (426,508)    807,492

Net loss                             -       -          -   (24,576)    (24,576)

Balances, at March 31,
 2000(unaudited)            15,500,000 $15,500 $1,218,500 $(451,084)  $ 782,916





















                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                            Statements of Cash Flows

                                                                      September
                                                                         12,
                                                                        1996
                      For the Three Months   For the Years Ended       Through
                         Ended March 31,          December 31,         December
                       2000         1999       1999         1998      31, 1999
                         (Unaudited)
CASH FLOWS
FROM OPERATING
ACTIVITIES:
 Net loss         $ (24,576)  $        -  $ (375,508)  $ (50,000)  $  (426,508)
 Adjustment to
  reconcile net
  loss to net
  cash used in
  operating activities:
 Value of stock
  options granted
  below fair
  value                   -            -     233,000           -       233,000
 Changes in
  operating assets
  and liabilities:
 Prepaid expenses         -            -     (27,500)          -       (27,500)
 Accounts payable
  and accrued
  expenses            5,569            -     107,265           -       107,265
 Net cash used
  in operating
  activities        (19,007)           -     (62,743)    (50,000)     (113,743)
CASH FLOWS FROM
INVESTING
ACTIVITIES:
 Fees paid on
  fibre-optic
  cable network
  investment              -            -    (461,000)          -      (461,000)
 Purchase of
  certificate
  of deposit              -            -    (465,000)          -      (465,000)
 Net cash used
  in investing
  activities              -            -    (926,000)          -      (926,000)
CASH FLOWS FROM
FINANCING
ACTIVITIES:
 Payments from
  (to) related
  parties             3,500            -    (472,000)          -      (472,000)
 Initial
  capitalization          -            -           -           -        51,000
 Issuance of
  common stock            -            -     950,000           -       950,000
 Proceeds from
  note payable            -            -     465,000           -       465,000
 Increase in
  due to
  related party       3,000            -      62,449           -        62,449
 Net cash
  provided by
  financing
  activities          6,500            -   1,005,449           -     1,056,449
 Net increase
  (decrease) in
  cash              (12,507)           -      16,706     (50,000)       16,706
Cash, beginning
  of period          16,706            -           -      50,000             -
Cash, end of
  period          $   4,199  $         -  $   16,706  $        -  $     16,706

Cash paid
  during the
  period for:
 Interest         $   4,108  $         -  $    2,247  $        -  $      2,247

                 See accompanying notes to financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                          Notes to Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies

Description of Business

NewCom International Inc. (the "Company") was incorporated in Nevada in September 1996 under the name of AgriNet, Inc. In October 1996, NewCom amended its Articles of Incorporation to change its name to NewCom International Inc. Since its incorporation, NewCom has not conducted any significant operations.

NewCom's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since NewCom has not yet commenced any principal operations and has not yet earned significant revenues, NewCom is considered to be a blank-check company.

Unaudited Interim Financial Statements

The accompanying financial statements are unaudited and are prepared in accordance with rules and regulations of the Securities and Exchange Commission for interim quarterly reporting. Accordingly, these financial statements do not include all disclosures required under generally accepted accounting principles. In the opinion of management, the accompanying consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of NewCom as of March 31, 2000, and the results of its operations and its cash flows for the three months ended March 31, 2000 and 1999, respectively. Results for the three months ended March 31, 2000, are not necessarily indicative of the operations which may occur during the year ending December 31, 2000.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Share

NewCom discloses "basic" and "diluted" earnings (loss) per share. Basic earnings
(loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings
(loss) per share are similar to basic earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

For the years ended December 31, 1999 and 1998, there is no difference between basic and diluted loss per common share since the effects of outstanding options to purchase 500,000 shares of common stock and since their effects are anti-dilutive.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)




Note 1.  Description of Business and Summary of Significant
         Accounting Policies (continued)

Acquisition Costs

NewCom accounts for costs incurred for its acquisitions as a portion of the purchase price with the costs being allocated to the fair value of the net assets acquired. NewCom has incurred $461,000 for costs incurred in connection with its proposed acquisition of certain assets consisting of a fibre-optic cable network in China (Note 2). The acquisition was unsuccessful, and accordingly, NewCom charged operations subsequent to March 31, 2000.

Income Taxes

NewCom accounts for income taxes using the "liability method." Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax base of assets and liabilities using enacted tax rates in effect for the year in which temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that NewCom will not realize tax assets through future operations.

Recent Accounting Standards

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of this statement, NewCom has adopted SFAS No. 130 with no effect to the accompanying financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 1999 and 1998, NewCom has only no reportable operating segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends existing accounting standards and is effective for fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a component of other comprehensive income depending on the type of hedge relationship that exists with respect to such derivative. NewCom does not expect the adoption of SFAS 133 to have a material impact on its financial statements.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)



Note 1.  Description of Business and Summary of Significant
         Accounting Policies (continued)

Going Concern and Management's Plans

NewCom has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about NewCom's ability to continue as a going concern. Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. NewCom has entered into an acquisition agreement to acquire a fibre-optics cable network, the ultimate consummation of which has not been achieved, yet. In the interim, NewCom will continue operating with minimal overhead, and key administrative and management functions which will be provided by consultants. Accordingly, the accompanying financial statements have been presented under the assumption NewCom will continue as a going concern, and accordingly, no adjustments have been made to accompanying financial statements as a result of this uncertainty.

Note 2.  Proposed Acquisition

On January 30, 1999, NewCom entered into an agreement to acquire certain assets consisting of a joint venture interest in a fibre-optic cable network in China for $60 million from the shareholders of Guangzhou South China Fibre-Optic Network Engineering Co. Ltd. The consideration consists of 42 million shares of NewCom's common stock and 18 million shares of NewCom's preferred stock (see
Note 7 for discussion of terms of the preferred stock). In connection with the proposed acquisition, NewCom paid a finder's fees to a third party totaling $461,000 (see Note 6). The acquisition was aborted subsequent to March 31, 2000.

Note 3.  Restricted Certificate of Deposit

In connection with NewCom's note payable to a bank (Note 5), it is required to maintain a certificate of deposit in the amount of $465,000. Such certificate earned interest at 4.02% per annum, and expires on March 22, 2000.

Note 4.  Notes Receivable and Other Receivables

On September 1, 1999, NewCom entered into an agreement with an unaffiliated company, NuOasis International, Inc. ("NUOI"), which is a wholly-owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"). to acquire an 8%, note receivable of an unrelated party with a face value of $500,000, originally due March 1, 1999 for $472,000 cash. The note was secured by 500,000 shares of common stock of Oasis Resorts International, Inc. The issuer of the note subsequently filed for bankruptcy. As a result, NewCom entered into an agreement with NewBridge Capital, Inc. ("NewBridge") dated November 1, 1999 wherein NewCom exchanged the note for $470,000 in receivables due from nine (9) unrelated corporations and individuals. Additionally, NewBridge and NewCom agreed to cross guarantees whereby NewBridge has agreed to guarantee that NewCom will collect a minimum of $470,000 on the substituted receivables or from liquidation of the collateral.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)



Note 5.  Note Payable To Bank

On December 28, 1999, NewCom entered into a note agreement with a bank totaling $465,000, interest at 5.87% per annum, due July 1, 2000, as amended. The note is secured by the restricted certificate of deposit (see Note 1).

Note 6.  Commitments and Contingencies

NewCom entered into an agreement with a consultant for the introduction to the Joint Venture partners. The fee to the consultant was 10% of the purchase price of the Joint Venture. Upon executing the services agreement, NewCom paid this consultant a nonrefundable amount of $461,000 (in lieu of the stated payment of $475,000) to secure a letter of intent to acquire the Joint Venture interest. Upon the close of the acquisition of the Joint Venture interest, NewCom was required to pay approximately $5,539,000 in the form of cash. Since the joint venture was terminated subsequent to March 31, 2000, no additional amounts will be paid and amounts previously paid were forfeited.

Note 7.  Stockholders' Equity

Common Stock

On or about April 3, 1999, NewCom issued 9.5 million shares of its common stock for $0.10 per share in exchange for 10% promissory notes totaling $950,000. On or about September 1, 1999, the notes were acquired by a third party for $950,000 in cash. The notes acquired are secured by the 9.5 million shares of NewCom's common stock.

Preferred Stock

Consideration in connection with the proposed acquisition (Note 2) will consist of 18 million shares of NewCom's preferred stock pursuant to authorization of such shares by the Board of Directors. The terms of the preferred stock will be as follows:

1. The preferred stock shall carry no voting rights and no dividend or other rights. It shall only carry rights of conversion to common stocks to rank pari passu to other common stock;

2. The conversion of preferred stock may take place by written notice at the option of the persons entitled to the preferred stock at any time during the period commencing January 1, 2000 (or such later date as the audited financial statements of NewCom for year 1999 shall have been prepared) to March 31, 2003 (or 30 days after such later date as the audited financial statements of NewCom for year 2002 shall have been prepared);

3. The conversion ratio of the preferred stock to common stock shall be based on the gross income (i.e., performance) of NewCom as set out in the latest audited financial statements prior to the exercise of the right of conversion. The conversion ratio is as follows:

   (A) for gross income of NewCom of over $10 million, but under $15 million:
       One (1) share of preferred stock may be converted to One (1) share of common stock;

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)





Note 7.  Stockholders' Equity (continued)

   (B) for gross income of NewCom of over $15 million, but under $20 million:
       One (1) share of preferred stock may be converted to two (2) shares of common stock; and


   (C) for gross income of NewCom of over $20 million: One (1) share of preferred stock may be converted to three (3) shares of common stock.
       In case of performance of $10 million is not met or the conversion right is not exercised by March 31, 2003 (or 30 days after such later date as the audited financial statements of NewCom for year 2002 shall have been prepared), the preferred stock shall expire and have no further effect.

Note 8.  Related Party Transactions

Effective October 1, 1999, NewCom entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors Limited Partnership ("NuVen" or the "Advisor"). Pursuant to the terms of the NuVen Agreement, NewCom is required to pay $3,500 per month, plus expenses, in exchange for Advisor's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NewCom is required to pay a fee equal to 10% of the asset value or investment made in NewCom resulting from Advisor's efforts, and a transaction fee (as defined) equal to 5% of the proceeds received by NewCom in connection with a sale of its assets. In addition, NewCom granted a fully vested option to NuVen to purchase 500,000 shares of NewCom's common stock at $0.50 per share. Using the Black-Sholes model to value these options, using a volatility of 50%, an expected term of 5 years and a risk-free interest rate of 6.0%, NewCom valued these options at $233,000. Since these options are fully vested, such value was charged to operations for the year ended December 31, 1999. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party. NewCom had $10,500 due to NuVen as of December 31, 1999 and $21,000 (unaudited) at March 31, 2000. These deferred amounts do not bear interest, are uncollateralized and have no stated repayment terms.

Effective October 6, 1999, NewCom entered into a note payable with an officer of NewCom in exchange for advances made to NewCom. The note bears interest at 9.0% per annuum, expires two years from the date of the note and is due on demand. In connection with this note, accrued interest of $2,156 has been recorded in the accompanying balance sheet.


Note 9.  Income Taxes

NewCom's net deferred tax assets at December 31, 1999, consist of net operating loss carryforwards amounting to approximately $427,000 each for federal and state tax purposes. At December 31, 1999, NewCom provided a 100% valuation allowance for these net operating loss carryforwards totaling approximately $145,000. During the years ended December 31, 1999 and 1998, NewCom's valuation allowance increased $128,000 and $17,000, respectively.

The difference between the tax benefit assuming a Federal rate of 34% and the nominal amount the recorded in the financial statements is the result of NewCom recording a 100% valuation allowance for its deferred tax assets.

                            NewCom INTERNATIONAL INC.
                             (A blank-check company)
                    Notes to Financial Statements (Continued)




Note 9.  Income Taxes (Continued)

As a result of changes in ownership, NewCom's use of net operating loss carryforwards may be limited by section 382 of the Internal Revenue Code until such net operating loss carryforwards expire. Deferred tax assets have been computed using the maximum expiration terms of 20 and 5 years for federal and state tax purposes, respectively.